Exhibit 97
OPEN TEXT CORPORATION
CLAWBACK POLICY

1.Administration. The Board of Directors (the “Board”) of Open Text Corporation (the “Company”) has adopted this Clawback Policy (this “Policy”) in accordance with Section 10D of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and any applicable rules or standards adopted by the Securities and Exchange Commission thereunder (including Rule 10D-1 under the Exchange Act) or the Nasdaq Stock Market pursuant to Rule 10D-1 under the Exchange Act (including Nasdaq Stock Market Listing Rule 5608), in each case as may be in effect from time to time (the “Clawback Rules”). The Talent and Compensation Committee of the Board is responsible for administering this Policy for Covered Individuals (as defined below), except for the Company’s Chief Executive Officer, which will be administered by the Board (the “Administrator”). Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules.

2.Recovery of Erroneously Awarded Incentive Compensation. The Company shall comply with the Clawback Rules and recover reasonably promptly the amount of Erroneously Awarded Compensation Received as required by the Clawback Rules.

3.Covered Individuals. This policy applies to those identified, from time to time, by the Company as an “Executive Officer” as defined in the Clawback Rules (the “Covered Individuals”).

4.Covered Compensation. This Policy applies to the Incentive-based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Company has a class of securities listed on a U.S. national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in the Clawback Rules, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years. Notwithstanding the foregoing, this Policy does not apply to Incentive-based Compensation Received by a Covered Individual prior to the effective date of this Policy.

5.Repayment of Erroneously Awarded Compensation. The amount of Incentive-based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is be the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Administrator shall make all determinations regarding the amount of Erroneously Awarded Compensation.

6.Method of Recovery. The Administrator shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery shall include: (i) seeking direct reimbursement of Erroneously Awarded Compensation from the Covered Individual; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Covered Individual; (iv) cancelling outstanding vested or unvested equity awards or portion thereof previously granted to the Covered Individual; and/or (v) taking any other remedial and recovery action permitted by applicable law, as determined by the Administrator. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated to recover Erroneously Awarded Compensation if such recovery would be impracticable as described in the Clawback Rules.

7.No-Fault Basis. This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.

8.Other Company Arrangements. This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

9.No Indemnification. Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, a Covered Individual’s right to indemnification shall be limited by the Clawback Rules, and the Company is prohibited from paying or reimbursing for the cost of third-party insurance purchased by any Covered Individual to cover any such loss under this Policy and/or pursuant to the Clawback Rules.

10.Interpretation. The Administrator shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final, binding and conclusive on all affected individuals and need not be uniform with respect to each individual covered by this Policy. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules. In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

11.Amendment or Termination of this Policy. The Board reserves the right to amend or terminate this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.

Effective Date: October 2, 2023.

OPEN TEXT CORPORATION
CLAWBACK POLICY
ACKNOWLEDGMENT

I, ____________________________________________, acknowledge that I have received a copy of the Policy and the Clawback Rules, and that I have read and understood the Policy and the Clawback Rules. I further understand that the Policy applies to my Incentive-Based Compensation, as defined in the Clawback Rules, and that I agree to take all actions necessary to assist the Company in complying with the Policy and the Clawback Rules. Capitalized terms used in this Acknowledgement shall have the meanings ascribed to such terms in the Open Text Corporation Clawback Policy.

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